

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 20, 2015

Via E-Mail
Lisa Mumford
Chief Financial Officer
Ellington Financial LLC.
53 Forest Avenue
Old Greenwich, CT 06870

      Re: Ellington Financial LLC
      Form 10-K for the Fiscal Year Ended December 31, 2014
      Filed March 13, 2015
      Form 10-Q for the quarterly period ended June 30, 2015
      Filed August 7, 2015
      File No. 001-34569

Dear Ms. Mumford:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2014

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 74

1.   With respect to your reverse repurchase agreements, in future periodic filings, please quantify the average quarterly balance for each of the past three years, the period end balance for each of those quarters and the maximum balance at any month-end. Additionally, explain significant variances among these amounts. Provide an example of your proposed revisions within your response.

Note 2. Significant Accounting Policies

(A) Basis of Presentation, page 109

2.   Please clarify to us how you determined that you still meet the definition of an investment company under ASC 946 after adoption of ASU 2013-08.

Form 10-Q for the quarterly period ended June 30, 2015

3.   We note your disclosure on page 36 that one of your subsidiaries intends to elect to be taxed as a real estate investment trust. Please tell us if this subsidiary will continue to be considered an investment company under ASC 946 and how you made that determination. To the extent that it will not continue to be an investment company, please tell us how you will account for this subsidiary once it no longer is an investment company. Within your response, please reference the authoritative accounting literature management relied upon. Additionally, to the extent you determine you will no longer consolidate this subsidiary in future periods, please tell us what consideration you gave to disclosing this impact in your filing.

Note 2. Significant Accounting Policies

(A) Basis of Presentation, page 31

4.   We note your disclosure that under ASC 946 the Company generally will not consolidate its interest in any company other than in its subsidiaries that qualify as investment companies under ASC 946. Please provide additional details regarding any investment in entities that you do not consolidate due to your use of ASC 946.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company

Lisa Mumford
Ellington Financial LLC
August 20, 2015
Page 3

and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, you may contact Jorge L. Bonilla at (202) 551-3414 or me at (202) 551-3295.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Senior Staff Accountant
Office of Real Estate and
Commodities
Mail Stop 3233